UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

SUPERCOM LTD.

(Translation of Registrant’s name into English)

1, Shenkar Street,

Hertzliya Pituach,

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A amends and restates the contents of Exhibit 99.1 to the Form 6-K filed on June 1, 2015 by SuperCom Ltd. (the “Company”), which contained the Company’s press release announcing its results for the quarter ended March 31, 2015, solely for the purpose of including an explanation of the Company’s use of non-GAAP financial measures.

SuperCom Reports Organic Year-over-Year Growth of 45% in Revenue and 76% in EBITDA for the First Quarter of 2015

Revenue of $7.7 million; EBITDA of $3.1 million (40% margin) and Non-GAAP EPS of $0.23

Herzliya, Israel & New York, NY, June 1, 2015 – SuperCom (NASDAQ: SPCB), a leading provider of secure solutions for e-Government, Public Safety, HealthCare, and Finance sectors, announced today its results for the quarter ended March 31, 2015.

Financial Highlightsof the First Quarter of 2015Compared to the First Quarter of 2014

•	Revenue increased by 45% to $7.7 million compared to $5.3 million

•	GAAP operating income increased by 91% to $ 2.6 million compared to $1.4 million

•	Non-GAAP operating income increased by 77% to $3.1 million compared to $1.8 million

•	EBITDA increased by 76% to $3.1 million (40% margin) compared to $1.8 million (33% margin)

•	Non-GAAP EPS increased by 77% to $0.23 compared to $0.13

“We executed well in the first quarter and maintained strong margins while growing the company according to our business plan,” commented Arie Trabelsi, SuperCom’s President and CEO. “In addition to generating strong year-over-year revenue and earnings growth, we continued to advance our long-term growth strategy, and made significant progress towards strengthening and expanding our solution offerings in our fast growing target markets.”

"During the quarter, we have started to integrate our suite of secure payments solutions into existing e-ID contracts and continue to actively pursue large opportunities with organizations around the world,” Mr. Trabelsi added.

“We are increasingly excited about our pipeline of opportunities, which continued to grow as we advanced a number of important tenders during the quarter. In the M2M(IoT) arena, more and more government agencies and organizations in the Americas, Europe, and Asia have selected and decided to adopt SuperCom’s Electronic Monitoring solution, creating brand recognition and driving growth in our pipeline, " Mr. Trabelsi concluded.

2015 Outlook

The Q1 results are in-line with our 2015 guidance of revenue growth for the full year ended December 31, 2015 to exceed 40% or $41.6 million on a year-over-year basis. The Company anticipates non-GAAP EPS in 2015 to exceed $1.20 per share.

Results Conference Call

The Company will host a conference call today, Monday, June 1, 2015 at 11 a.m. ET. Management will host the call and will be available to answer investors' questions after presenting the results of the first quarter.

To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1-888-663-2258	at 11 am Eastern Time
Israel:	1-80-925-8350	at 6 pm Israel Time
International:	1-913-312-1477

A live and archived webcast of the call will be available on the SuperCom investor relations website at http://www.supercom.com orhttp://www.supercom.com/index.asp?module=category&item_id=41.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Investor Relations Contacts: Brett Maas / Rob Fink Hayden IR (646) 536.7331 / (646) 415.8972 brett@haydenir.com / rob@haydenir.com	Company Contact: Ordan Trabelsi, President North America Tel: 1 212 675 4606 ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2015	2014
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	4,232	4,789
Restricted bank deposits	4,478	5,195
Trade receivable, net	13,249	11,628
Deferred tax short term	3,452	3,958
Other accounts receivable and prepaid expenses	1,065	1,190
Inventories, net	1,276	1,614

Total current assets	27,752	28,374

LONG-TERM ASSETS
Severance pay funds	105	325
Deferred tax long term	259	301
Customer Contracts	4,358	4,587
Software and other IP	4,861	4,949
Goodwill	3,722	3,722
Property & equipment, net	819	616

Total Assets	41,876	42,874

CURRENT LIABILITIES
Trade payables	2,675	2,892
Employees and payroll accruals	1,004	944
Related parties	365	341
Accrued expenses and other liabilities	2,809	2,755
Advances from customers	-	2,864
Short-term liability for future earn-out	2,870	2,870

Total current liabilities	9,723	12,666

LONG-TERM LIABILITIES
Long-term liability for future earn-out	1,477	1,477
Accrued severance pay	130	425

Total long-term liabilities	1,607	1,902

SHAREHOLDERS' EQUITY:
Ordinary shares	937	937
Additional paid-in capital	58,388	58,210
Accumulated deficit	(28,779)	(30,841)

Total shareholders' equity	30,546	28,306

	41,876	42,874

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2015	2014
	Unaudited	Unaudited

REVENUES	7,700	5,308
COST OF REVENUES	2,302	1,023

GROSS PROFIT	5,398	4,285

OPERATING EXPENSES:
Research and development	677	1,259
Selling and marketing	1,401	1,117
General and administrative	716	549

Total operating expenses	2,794	2,925

OPERATING INCOME	2,604	1,360
FINANCIAL EXPENSES (INCOME) , NET	(6)	25

INCOME BEFORE INCOME TAX	2,610	1,335
INCOME TAX EXPENSES	548	-

NET INCOME FOR THE PERIOD	2,062	1,335

Basic	0.15	0.10

Diluted	0.15	0.10

Weighted average number of ordinary shares used in computing basic income per share	13,742,586	13,307,259

Weighted average number of ordinary shares used in computing diluted income per share	13,875,938	13,379,183

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Three months ended March 31,
	2015	2014
	Unaudited	Unaudited

GAAP gross profit	5,398	4,285
Amortization of Software and IP	89	155
Stock-based compensation expenses	37	-

Non-GAAP gross profit	5,524	4,440

GAAP operating income	2,604	1,360
Amortization of Software and IP	89	155
Amortization of Customer Contracts	230	240
Stock-based compensation expenses	175	-

Non-GAAP operating income	3,098	1,755

GAAP net income	2,062	1,335
Amortization of Software and IP	89	155
Amortization of Customer Contracts	230	240
Stock-based compensation expenses	175	0
Non Cash Income Tax Expenses	548	-

Non-GAAP net income	3,104	1,730

Non-GAAP EPS	0.23	0.13

NET INCOME FOR THE PERIOD	2,062	1,335
Income tax expenses	548	-
Financial expenses (income), net	(6)	25
Depreciation , amortization and stock-based compensation expenses	510	408

EBITDA *	3,114	1,768

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization and stock-based compensation expenses.

Use of Non-GAAP Financial Measures

This press release presents certain non-GAAP measures. We present these non-GAAP measures because we believe these measures are useful indicators of our operating performance. Our management uses these non-GAAP measures principally as a measure of our operating performance. We also believe that these measures are useful to our management and investors as a measure of comparative operating performance from period to period.

We have presented the following non-GAAP financial measures in this press release: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income, non-GAAP EPS and EBITDA. The Company defines:

•	non-GAAP gross profit as gross profit (GAAP) excluding amortization of software and intellectual property and stock-based compensation expenses;

•	non-GAAP operating income as operating income (GAAP) excluding amortization of software and intellectual property, amortization of customer contracts and stock-based compensation expenses;

•	non-GAAP net income as net income (GAAP) excluding amortization of software and intellectual property, amortization of customer contracts, stock-based compensation expenses and non-cash income tax expenses;

•	non-GAAP EPS as non-GAAP net income divided by the weighted average number of ordinary shares used in computing basic income per share; and

•	EBITDA as net income (GAAP) excluding interest, taxes, depreciation and amortization and stock-based compensation expenses.

This report on Form 6-K/A is incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.
By:	/s/ Arie Trabelsi
Name:	Arie Trabelsi
Title:	Chief Executive Officer

Date: June 17, 2015